January 16, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS IMPROVED FOURTH QUARTER
AND FISCAL 2012 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the "Company") today reports fourth quarter ("Q4") and annual 2012 production at its two wholly-owned Mexican silver mining operations, Guanajuato and Topia.

2012 Highlights (Compared to 2011)

  Metal production for the year increased by 8% over 2011 to 2,378,603 silver equivalent ounces (“Ag eq oz”);
  Silver production increased by 4% to 1,560,041 silver ounces (“Ag oz”); and
  Gold production for the year increased by 36% over 2011 to 10,923 gold ounces (“Au oz”).

Fourth Quarter Highlights (Compared to Fourth Quarter 2011)

  Metal production increased by 23% to 672,690 Ag eq oz;
  Silver production increased by 28% to 453,934 Ag oz; and
  Ore processed increased by 30% to 67,659 tonnes.

“We are pleased to report a strong fourth quarter to finish the year with several quarterly and annual production records at both operations”, stated Robert Archer, CEO. “We have made, and continue to make, improvements and changes at both mines that we believe will continue to have a positive impact going forward. As we concentrate on improving efficiencies at the operations, our focus for 2013 is to reduce costs and prepare for the development and production of San Ignacio in 2014.”

Consolidated Q4 and Fiscal 2012	Q4 2012	Q4 2011	Change	FY 2012	FY 2011	Change
Operations Summary
Ore processed (tonnes milled)	67,659	52,170	30%	230,120	216,180	6%
Silver equivalent ounce production [1]	672,690	545,294	23%	2,378,603	2,200,013	8%
Silver ounce production	453,934	354,754	28%	1,560,041	1,495,371	4%
Gold ounce production	2,826	2,281	24%	10,923	8,015	36%
Lead production (lbs)	637,130	467,000	36%	2,120,825	2,073,600	2%
Zinc production (lbs)	983,250	721,500	36%	3,256,195	2,898,750	12%
Total underground development (m)	4,699	4,137	14%	17,472	16,521	6%
Underground diamond drilling (m)	10,005	6,122	63%	32,030	29,319	9%

1 Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Guanajuato Mine Complex

For the fourth quarter, the Guanajuato operation processed 50,550 tonnes, up 26% compared to the same period in 2011, at ore grades of 206g/t silver (“Ag”) and 1.80g/t gold (“Au”). Metal production included 298,750 Ag oz, a record, and 2,656 Au oz, or 458,092 Ag eq oz, which represented an increase of 25% over the same period in 2011, also a record. Plant metallurgical performance remained strong, with metal recoveries of 89.2% for silver and 90.9% for gold.

Guanajuato Q4 and Fiscal 2012
Operations Summary	Q4 2012	Q4 2011	Change	FY 2012	FY 2011	Change
Ore processed (tonnes milled)	50,550	40,114	26%	174,022	169,213	3%
Silver equivalent ounce production [1]	458,092	366,286	25%	1,625,305	1,410,404	15%
Silver ounce production	298,750	237,572	26%	1,004,331	959,490	5%
Gold ounce production	2,656	2,145	24%	10,350	7,515	38%

Ag grade (g/t)	206	207	0%	199	199	0%
Au grade (g/t)	1.80	1.84	-2%	2.02	1.52	33%
Ag recovery (%)	89%	89%	0%	90%	89%	1%
Au recovery (%)	91%	90%	1%	92%	90%	2%
Total underground development (m)	1,780	1,419	25%	6,869	6,560	5%
Underground diamond drilling (m)	9,137	5,544	65%	29,254	26,546	10%

1 Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

For 2012, 174,022 tonnes were processed at Guanajuato at ore grades of 199g/t Ag and 2.02g/t Au. Metal production totaled 1,004,331 Ag oz, a 5% increase from 2011, and 10,350 Au oz, a 38% increase from 2011 and a record, or 1,625,305 Ag eq oz, a 15% increase from 2011, also a record. The high grade Cata development and stoping from the 510 metre level, plus the successful recovery of crown pillars at the 390 and 470 metre levels by long-hole mining methods have contributed significantly to the increase in production.

Plant metallurgical performance was excellent with record recoveries of 90.2% for silver and 91.5% for gold compared to 88.5% and 90.3% respectively in 2011. Concentrate quality was inline with expectations at 10,284g/t Ag and 106g/t Au. During the year, improvements were made to the crushing section where a new double-deck screen was installed and, most importantly, to the flotation circuit where a regrind mill was installed to facilitate improved metal recoveries.

Topia Mine

For the fourth quarter, a record 17,109 tonnes were processed at Topia, up 42% compared to the same period in 2011, at ore grades of 319g/t Ag, 0.57g/t Au, 1.86% lead (“Pb”) and 2.87% zinc (“Zn”).

Metal production included 155,185 Ag oz, 171 Au oz, 637,130 Pb lbs, and 983,250 Zn lbs, or 214,598 Ag eq oz, which is 20% up over the same period in 2011, and also the best quarter of the year.

Plant metallurgical performance was satisfactory with metal recoveries of 88.4% for silver, 54.1% for gold, 91.0% for lead, and 90.7% for zinc.

Topia Q4 and Fiscal 2012
Operations Summary	Q4 2012	Q4 2011	Change	FY 2012	FY 2011	Change
Ore processed (tonnes milled)	17,109	12,056	42%	56,098	46,967	19%
Silver equivalent ounce production [1]	214,598	179,008	20%	753,298	789,609	(5)%
Silver ounce production	155,185	117,182	32%	555,710	535,881	4%
Gold ounce production	171	136	26%	573	500	15%
Lead production (lbs)	637,130	467,000	36%	2,120,825	2,073,600	2%
Zinc production (lbs)	983,250	721,500	36%	3,256,195	2,898,750	12%

Ag grade (g/t)	319	345	(2)%	345	400	(12)%
Au grade (g/t)	0.57	0.44	24%	0.55	0.41	31%
Ag recovery (%)	88%	88%	0%	89%	89%	0%
Au recovery (%)	54%	79%	(32)%	58%	80%	(28)%
Total underground development (m)	2,919	2,718	7%	10,603	9,961	6%
Underground diamond drilling (m)	868	578	50%	2,776	2,773	0%

1 Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

For 2012, 56,098 tonnes were processed at Topia, up 19% from 2011, at ore grades of 345g/t Ag, 0.55g/t Au, 1.86% Pb and 2.91% Zn.

Metal production totaled 555,710 Ag oz, 573 Au oz, 2,120,825 Pb lbs, and 3,256,195 Zn lbs, or 753,298 Ag eq oz, a 5% decrease from 2011. Narrow veins and fractured rock formations were the reason for higher dilution and lower silver ore grades for the quarter and the year.

Plant metallurgical performance was satisfactory with metal recoveries of 89.4% for silver, 57.9% for gold, 92.3% for lead, and 90.6% for zinc.

San Ignacio Project

The San Ignacio Project (“San Ignacio”) covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of the principal Veta Madre structure that hosts Great Panther Silver's Guanajuato Mine Complex.

Great Panther Silver began actively exploring the San Ignacio Project in 2010 and initiated a diamond drilling program in October of that year, discovering new silver-gold zones with the first drill hole. An updated NI 43-101 compliant Mineral Resource Estimate was released in May 2012 resulting in an Inferred Mineral Resource at San Ignacio of 6,894,000 Ag eq oz in 826,000 tonnes at 121g/t Ag and 2.28g/t Au.

A total of 29,789 metres of drilling have been completed to date on the project and recent drilling has extended mineralization beyond the limits of the current resource. Due to the proximity of San Ignacio to the Guanajuato Mine Complex (20 kilometres by road), any mineral extracted from it will be processed at the Company's Cata Plant.

In August 2012, the Company announced it had signed a definitive agreement for the purchase of a 100% interest in certain surface rights at San Ignacio. A total of 19.4 hectares has been purchased, allowing sufficient space for access to and construction of a portal for the development of a ramp, for waste dumps and for auxiliary infrastructure.

With the acquisition of the surface rights, the Company proceeded with the application for the permits required for the underground development, which it expects to be in place by the end of the first quarter of 2013. New portal and ramp construction is anticipated to begin early in the second quarter, first vein development should be extracted by the fourth quarter, and production is anticipated to begin to ramp up early in 2014.

El Horcon

On September 5, 2012, the Company completed the purchase of a 100% interest in the El Horcon Silver-Gold Project (“El Horcon”) in Jalisco State, Mexico for total cash consideration of US$1.6 million. El Horcon covers 7,908 hectares in 17 contiguous mining concessions and is located 60 kilometres northwest of the Company’s Guanajuato Mine Complex, allowing for the potential to become a satellite mine for the Company’s Guanajuato operations. El Horcon is a past producing mine and the Company expects to commence a drill program in the first quarter of 2013 to delineate a resource.

During the fourth quarter of 2012, exploration activities included the re-sampling of historical underground workings, geological mapping and surface sampling of all veins and mineralized structures. In total 1,187 samples have been submitted for assay and 16 underground workings have been geologically mapped and sampled. The majority of the sampling corresponds to surface exposures of veins and mineralized structures. Geological mapping has outlined multiple vein zones along a northwest trend of five kilometres. The baseline studies for the Ministry of Environment and Natural Resources, SEMARNAT (“Secretaría de Medio Ambiente y Recursos Naturales”), have been completed, along with the location of 24 drill sites, and the permit to drill at El Horcon has been submitted for approval.

A surface drill program is planned to commence in the first quarter of 2013. It will consist of 30 drill holes for a total of 3,000 metres. The program is laid out along an 800 metre length of the Diamantillo vein and will test the Diamantillo vein as well as various splays and nearby parallel structures and veins.

Outlook

In general, the focus for 2013 is to improve and strengthen the operational efficiency of the existing operations and build the platform for more significant growth in 2014 and beyond.

As such, the Company estimates metal production in the range of 2.4 to 2.5 million silver equivalent ounces for fiscal 2013, while the goals for this year are to:

1.	Increase cash flow from mine operations by cutting costs and improving operating efficiency;
2.	Aggressively drive the development of San Ignacio with the view to production in 2014, to augment existing production at Guanajuato;

3.	Commence the exploration drilling at El Horcon; and
4.	Review other acquisition opportunities.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer	Rhonda Bennetto
Chief Executive Officer	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.